

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

<u>Via Facsimile and U.S. Mail</u>
Allison Carroll
Chief Executive Officer
Pretoria Resources Two, Inc.
4392 Enchantment Cove Lane
Charlotte, NC 28216

      Re: Pretoria Resources Two, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 000-52901

Dear Ms. Carroll:

     We issued comments to you on the above captioned filings on May 19, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 17, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments by August 17, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

     You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have any questions.

                          Sincerely,

                          /s/Tia L. Jenkins

                          Tia L. Jenkins
                          Senior Assistant Chief Accountant
                          Office of Beverages, Apparel and
                          Health Care Services